SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 30, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:

Nokia stock exchange release dated November 30, 2015:

Notification under Chapter 9, Section 10 of the Finnish Securities Market Act: holdings of BlackRock, Inc. in Nokia Corporation

STOCK EXCHANGE RELEASE

November 30, 2015

Notification under Chapter 9, Section 10 of the Finnish Securities Market Act: holdings of BlackRock, Inc. in Nokia Corporation

Nokia Corporation
Stock Exchange Release
November 30, 2015 at 15.15 (CET +1)

Notification under Chapter 9, Section 10 of the Finnish Securities Market Act: holdings of BlackRock, Inc. in Nokia Corporation

Espoo, Finland - According to information received by Nokia, on November 26, 2015 the holdings of BlackRock, Inc. in Nokia, through its controlled undertakings, comprising of both shares and financial instruments, amounted to a total of 287 009 903 shares, corresponding to approximately 7.21% of the total number of shares and voting rights of Nokia.

The above total holdings comprise of 266 638 062 Nokia shares, corresponding to approximately 6.70% of the total number of shares and voting rights of Nokia, and financial instruments that correspond to a holding of 20 371 841 Nokia shares, equivalent to approximately 0.51% of the current total number of shares and voting rights of Nokia.

About Nokia
By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

Media enquiries
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Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal